December 30, 2014

Lyn Shenk
Branch Chief
Securities and Exchange Commission
100 F. Street, N. E.
Washington, D. C. 20659

Re:         Hub Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 000-27754

Dear Ms. Shenk:

We are writing in response to your comment letter dated December 19, 2014, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Hub Group, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2013.  We have carefully considered the Staff’s comments and our responses are set forth below.  To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which we have reproduced in bold text.

Management’s Discussion and Analysis, page 15

Results of Operations, page 17

Year Ended December 31, 2013 Compared to Year ended December 2012, page 17

1.
We note that transportation costs are material to your results but you do not provide a direct discussion and analysis of this line item. We further note your risk factor in which you state that relatively small increases in your transportation costs that you are unable to pass through to customers are likely to have a significant effect on your gross margin and operating income. In view of these, please revise your disclosure to provide a direct comparative discussion and analysis of these costs in addition to your current disclosure that is in the context of gross margin. In doing so, please disclose the material components of which these costs consist. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of transportation costs that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in transportation costs (i.e., quantify the component). In addition, the impacts of material variances in differing components of transportation costs that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please revise your disclosure as appropriate.

In future filings, we will expand our disclosure to provide a direct comparative discussion and analysis of transportation cost, including disclosing the material components of which these costs consist.  The following would have been our disclosure for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Hub Group’s transportation costs increased 8.5% to $3.0 billion in 2013 from $2.8 billion in 2012.  Transportation costs in 2013 consisted of purchased transportation costs of $2.6 billion and equipment and driver related costs of $380.6 million compared to 2012 costs of purchased transportation of $2.4 billion and equipment and driver related costs of $330.1 million.

The Hub segment transportation costs increased 9.2% to $2.3 billion in 2013 from $2.1 billion in 2012.  Hub segment transportation costs in 2013 consisted of $1.95 billion in purchased transportation costs up from $1.80 billion in 2012.  The 8.0% increase was due to higher rail and truck costs due to price increases and higher volumes.  Equipment and driver related costs increased 16.1% to $376.3 million in 2013 from $324.0 million in 2012 due primarily to an increase of 317 drivers.

The Mode segment transportation costs increased 5.7% to $726.4 million in 2013 from $687.2 million in 2012.  Mode segment transportation costs are primarily purchased transportation costs which increased due to higher volume and slight price increases.

Liquidity and Capital Resources, page 23

2.
In regard to cash flows of operating activities, we note that it increased by $24.5 million, or 26.4%, for the year ended 2013 versus 2012, and that it decreased by $23.3 million, or 28.4%, for the nine months ended 2014 versus 2013. However, there is no analysis of these variances. Please provide a comparative analysis of your operating cash flows between comparable periods for all periods presented in the statements of cash flows. In doing so, please note that your analysis should focus on factors that directly affect cash, and not merely refer to noncash items, results of operations, items reported in the statement of cash flows or changes in line items presented in the balance sheet without discussing how such items directly affect operating cash flows. Refer to Item 1 of Section IV.B of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.  In your analysis, please quantify all variance factors cited and that the analysis addresses factors in substantial explanation of the total variance.

In future filings, we will provide additional comparative analysis of our operating cash flows for all periods presented in the statement of cash flows.  The following would have been our disclosure at December 31, 2013 and September 30, 2014.

Cash provided by operating activities was approximately $117.4 million and $92.9 million for the years ended December 31, 2013 and 2012, respectively.  The cash provided by operating activities in 2013 resulted primarily from income of $69.1 million adjusted for non-cash charges of $48.1 million and the change in operating assets and liabilities of $0.2 million.  The $24.5 million increase in cash flow provided by operating activities for 2013 compared to 2012 was primarily attributed to the timing of payments to our transportation providers which resulted in a $20.2 million increase in cash flow.

Cash provided by operating activities was approximately $58.6 million and $81.9 million for the nine months ended September 30, 2014, and 2013, respectively.  The cash provided by operating activities in 2014 resulted primarily from income of $35.2 million and adjustments for non-cash charges of $47.5 million partially offset by the change in operating assets and liabilities of $24.1 million.  The $23.3 million decrease in cash provided by operating activities for 2014 compared to 2013 was attributed to the $17.4 million decrease in net income for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, as well as a decrease in cash of $17.4 million due to the timing of payments to our transportation providers, a decrease in cash of $7.3 million due to the timing of a payroll payment and the change in the timing of our insurance payment, a decrease in cash of $5.3 million due to a prepayment of income taxes, partially offset by the $11.9 million non-cash impairment of software expense and an increase in cash of $8.3 million due to the timing of collections of receivables.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (630) 271-3676 if you have any questions or require additional information.

Sincerely,

     /s/ Terri A. Pizzuto

        Terri A Pizzuto
        Executive Vice President, Chief Financial Officer and Treasurer